AIM INVESTMENTS

40-33
Branch 18
811-7758

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

RECEIVED BY THE BRANCH OF DOCUMENT CONTROL
SEP 7 2004
FROM [signature]
BY [signature]

June 4, 2004

04041657

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 09 2004
WASH. D.C. 181

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc., an investment adviser, and A I M Distributors, Inc., a distributor, two copies of AIM Defendants' Motion to Transfer and Motion for Enlargement of Time and related filings in *Dolores Berdat, et al. v. INVESCO Funds Group, Inc., et al.*

Sincerely,

[signature]

Stephen R. Rimes
Assistant General Counsel

PROCESSED
SEP 09 2004
THOMSON FINANCIAL

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\Litigation\Berdat, et al. v INVESCO and AIM\Corr\L-060404SEC.doc
060404 (1) vxv

UNITED STATES DISTRICT COURT
MIDDLE DISTRICT OF FLORIDA
TAMPA DIVISION

04 JUN -2 PM 3: 17

MIDDLE DISTRICT OF FLORIDA
TAMPA, FLORIDA

DOLORES BERDAT, MARVIN HUNT
MADELINE HUNT, RANDAL C.
BREVER, and RHONDA LECURU,

Plaintiffs,

CASE NO.: 8:04-CV-978-T24-TBM

v.

INVESCO FUNDS GROUP, INC.,
INVESCO INSTITUTIONAL (N.A.),
INC., INVESCO DISTRIBUTORS,
INC., A I M ADVISORS, INC., and
A I M DISTRIBUTORS, INC.

______________________________/

**AGREED MOTION FOR EXTENSION OF TIME
TO RESPOND TO COMPLAINT AND MEMORANDUM OF LAW**

Defendants, Invesco Funds Group, Inc. ("Funds"), Invesco Institutional (N.A.), Inc. ("Institutional"), Invesco Distributors, Inc. ("Distributors"), AIM Advisors, Inc., and AIM Distributors, Inc. (collectively "Defendants") hereby submit this Agreed Motion for Extension of time to Respond to Complaint and Memorandum of Law.

1. "Funds" and "Institutional" were served with the Complaint in this matter on May 11, 2004. "Distributors" was served on May 10, 2004. Aim Advisors was served on May 11, 2004 and AIM Distributors on May 17, 2004.

2. Counsel for the parties engaged in discussions after service of the Complaint regarding issues related to the further handling of this matter.

3. The parties have agreed to an extension of time up to and including June 30, 2004, within which Defendants may serve their response.

NOTICE OF COMPLIANCE WITH LOCAL RULE 3.01(g)

Pursuant to Local Rule 3.01(g), counsel for the parties have conferred, and Guy M. Burns, counsel for Plaintiffs, has agreed to the relief sought in this motion.

MEMORANDUM OF LAW

Pursuant to Local Rule 3.01(a), Defendants submit the following Memorandum of Law in Support of the Agreed Motion to Extend Time to Respond to Plaintiffs' Complaint. Counsel for Defendants and Counsel for Plaintiffs, after service of the Complaint, agreed to an extension time up to and including June 30, 2004, for Defendants to serve their response to the Complaint. Defendants seek this extension in good faith and upon agreement with counsel for Plaintiffs.

The applicable rules of procedure governing this action permit this Court, in its discretion to enlarge a period of time "for cause" when a request is made prior to the expiration of time originally allowed. Fed. R. Civ. P. 6(b). The foregoing allegations constitute such cause and would justify the exercise of this Court's discretion to grant this Agreed Motion.

WHEREFORE, Defendants respectfully request that this Court enter an Order allowing Defendants up to and including June 30, 2004, within which to serve their response to the Complaint.

Respectfully submitted,

AKERMAN SENTERFITT

By: Margaret D. Mathews

Joseph W. Hatchett
Florida Bar #034486
Margaret D. Mathews
Florida Bar #348430
100 South Ashley Drive, Suite 1500
Tampa, Florida 33602
Tel.: (813) 223-7333
Fax: (813) 223-2837

-and-

POLLACK & KAMINSKY
Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
114 West 47th Street, Suite 1900
New York, New York 10036
Tel.: (212) 575-4700
Fax: (212) 575-6560
Attorneys for Defendants:
Invesco Funds Group, Inc., Invesco Institutional (N.A.), Inc., Invesco Distributors, Inc., A I M Advisors, Inc. and A I M Distributors, Inc.

CERTIFICATE OF SERVICE

I HEREBY CERTIFY that a true and correct copy of the foregoing has been furnished by U.S. Mail delivery to the following on this 2nd day of June, 2004.

Guy M. Burns, Esquire
Jonathan S. Coleman, Esquire
Becky Ferrell-Anton, Esquire
JOHNSON, POPE, ET AL.
100 N. Tampa Street, Suite 1800
Tampa, Florida 33602
Attorneys for Plaintiffs

Lynn Lincoln Sarko, Esquire
Michael D. Woerner, Esquire
Gretchen F. Cappio, Esquire
KELLER ROHRBACK, LLP
1201 Third Avenue, Suite 3200
Seattle, WA 98101
Attorneys for Plaintiffs

Michael J. Brickman, Esquire
James C. Bradley, Esquire
Nina H. Fields, Esquire
RICHARDSON, PATRICK ET AL.
174 East Bay Street
Charleston, SC 29401
Attorneys for Plaintiffs

Margaret S. Mathers
Attorney

UNITED STATES DISTRICT COURT
MIDDLE DISTRICT OF FLORIDA
TAMPA DIVISION

DOLORES BERDAT, MARVIN HUNT
MADELINE HUNT, RANDAL C.
BREVER, and RHONDA LECURU,

Plaintiffs,

CASE NO.: 8:04-CV-978-T24-TBM

v.

INVESCO FUNDS GROUP, INC.,
INVESCO INSTITUTIONAL (N.A.),
INC., INVESCO DISTRIBUTORS,
INC., AIM ADVISORS, INC., and
AIM DISTRIBUTORS, INC.
_______________________________/

NOTICE OF FILING PROPOSED ORDER

Defendants, Invesco Funds Group, Inc., Invesco Institutional (N.A.), Inc., Invesco Distributors, Inc., AIM Advisors, Inc. and AIM Distributors, Inc. hereby give notice of filing the proposed Order on Motion to Transfer Pursuant to 28 U.S.C. §1404(a).

Respectfully submitted,

AKERMAN SENTERFITT

By: /s/ Margaret D. Mathews
Joseph W. Hatchett
Florida Bar #034486
Margaret D. Mathews
Florida Bar #348430
100 South Ashley Drive, Suite 1500
Tampa, Florida 33602
Tel.: (813) 223-7333
Fax: (813) 223-2837

-and-

POLLACK & KAMINSKY
Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
114 West 47th Street, Suite 1900
New York, New York 10036
Tel.: (212) 575-4700
Fax: (212) 575-6560
Attorneys for Defendants:
Invesco Funds Group, Inc., Invesco Institutional (N.A.), Inc., Invesco Distributors, Inc., A I M Advisors, Inc. and A I M Distributors, Inc.

CERTIFICATE OF SERVICE

I HEREBY CERTIFY that a true and correct copy of the foregoing has been furnished by U.S. Mail delivery to the following on this 2nd day of June, 2004.

Guy M. Burns, Esquire
Jonathan S. Coleman, Esquire
Becky Ferrell-Anton, Esquire
JOHNSON, POPE, ET AL.
100 N. Tampa Street, Suite 1800
Tampa, Florida 33602
Attorneys for Plaintiffs

Michael J. Brickman, Esquire
James C. Bradley, Esquire
Nina H. Fields, Esquire
RICHARDSON, PATRICK ET AL.
174 East Bay Street
Charleston, SC 29401
Attorneys for Plaintiffs

Lynn Lincoln Sarko, Esquire
Michael D. Woerner, Esquire
Gretchen F. Cappio, Esquire
KELLER ROHRBACK, LLP
1201 Third Avenue, Suite 3200
Seattle, WA 98101
Attorneys for Plaintiffs

Margaret S. Mathews
Attorney

UNITED STATES DISTRICT COURT
MIDDLE DISTRICT OF FLORIDA
TAMPA DIVISION

DOLORES BERDAT, MARVIN HUNT, MADELINE HUNT, RANDAL C. BREVER, and RHONDA LECURU,

Plaintiffs,

-against-

INVESCO FUNDS GROUP, INC., INVESCO INSTITUTIONAL (N.A.), INC., INVESCO DISTRIBUTORS, INC., A I M ADVISORS, INC., and A I M DISTRIBUTORS, INC.,

Defendants.

Case No. 04 CV 978

ORDER

The Court finds that this action should be transferred to the Southern District of Texas pursuant to 28 U.S.C. § 1404(a) for the following reasons: (1) the Southern District of Texas is a more convenient forum for defendants A I M Advisors, Inc. and A I M Distributors, Inc., both of which have their headquarters in the Southern District of Texas; (2) it is undisputed that the activities of defendants INVESCO Funds Group, Inc. and INVESCO Distributors, Inc. essentially are now all substantially performed by AIM in the Southern District of Texas; (3) INVESCO Institutional (N.A.), Inc., the remaining defendant, has its headquarters in the Northern District of Georgia; (4) the Funds on whose behalf this action is brought have their principal places of business and maintain all relevant documents and records in the Southern District of Texas; (5) the majority of party and non-party witnesses reside and/or work in the Southern District of Texas; and

(6) plaintiffs' initial choice of forum is entitled to little weight in this motion since they are suing derivatively, and the real parties in interest are the Funds.

Moreover, the Court finds that public interest factors – the desirability of resolving controversies where events at issue occurred, the Court's familiarity with the applicable law and expeditious prosecution of the action – favor transfer of this action to the Southern District of Texas. In particular, the Court finds that none of the events material to the claims against defendants occurred in the Middle District of Florida.

Accordingly, the Court transfers this action against INVESCO Funds Group, Inc., INVESCO Institutional (N.A.), Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. and A I M Distributors, Inc. to the United States District Court for the Southern District of Texas pursuant to 28 U.S.C. § 1404(a).

Dated this __________ day of June, 2004.

Susan C. Bucklew
United States District Court

UNITED STATES DISTRICT COURT
MIDDLE DISTRICT OF FLORIDA
TAMPA DIVISION

04 JUN -2 PM 3:16

CLERK U.S. DISTRICT COURT
MIDDLE DISTRICT OF FLORIDA
TAMPA, FLORIDA

DOLORES BERDAT, MARVIN HUNT
MADELINE HUNT, RANDAL C.
BREVER, and RHONDA LECURU,

Plaintiffs,

CASE NO.: 8:04-CV-978-T24-TBM

v.

INVESCO FUNDS GROUP, INC.,
INVESCO INSTITUTIONAL (N.A.),
INC., INVESCO DISTRIBUTORS,
INC., AIM ADVISORS, INC., and
AIM DISTRIBUTORS, INC.

_________________________________/

NOTICE OF FILING AFFIDAVIT

Defendants, Invesco Funds Group, Inc., Invesco Institutional (N.A.), Inc., Invesco Distributors, Inc., AIM Advisors, Inc. and AIM Distributors, Inc. hereby give notice of filing the original Affidavit of Kevin M. Carome in support of their Motion to Transfer Pursuant to 28 U.S.C. §1404(a).

Respectfully submitted,

AKERMAN SENTERFITT

By: *Margaret D. Mathews*

Joseph W. Hatchett
Florida Bar #034486
Margaret D. Mathews
Florida Bar #348430
100 South Ashley Drive, Suite 1500
Tampa, Florida 33602
Tel.: (813) 223-7333
Fax: (813) 223-2837

-and-

POLLACK & KAMINSKY
Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
114 West 47th Street, Suite 1900
New York, New York 10036
Tel.: (212) 575-4700
Fax: (212) 575-6560
Attorneys for Defendants:
Invesco Funds Group, Inc., Invesco Institutional (N.A.), Inc., Invesco Distributors, Inc., A I M Advisors, Inc. and A I M Distributors, Inc.

CERTIFICATE OF SERVICE

I HEREBY CERTIFY that a true and correct copy of the foregoing has been furnished by U.S. Mail delivery to the following on this 2nd day of June, 2004.

Guy M. Burns, Esquire
Jonathan S. Coleman, Esquire
Becky Ferrell-Anton, Esquire
JOHNSON, POPE, ET AL.
100 N. Tampa Street, Suite 1800
Tampa, Florida 33602
Attorneys for Plaintiffs

Lynn Lincoln Sarko, Esquire
Michael D. Woerner, Esquire
Gretchen F. Cappio, Esquire
KELLER ROHRBACK, LLP
1201 Third Avenue, Suite 3200
Seattle, WA 98101
Attorneys for Plaintiffs

Michael J. Brickman, Esquire
James C. Bradley, Esquire
Nina H. Fields, Esquire
RICHARDSON, PATRICK ET AL.
174 East Bay Street
Charleston, SC 29401
Attorneys for Plaintiffs

Margaret S. Mathews
Attorney

UNITED STATES DISTRICT COURT
MIDDLE DISTRICT OF FLORIDA
TAMPA DIVISION

DOLORES BERDAT, MARVIN HUNT, MADELINE HUNT, RANDAL C. BREVER, and RHONDA LECURU,

Plaintiffs,

-against-

INVESCO FUNDS GROUP, INC., INVESCO INSTITUTIONAL (N.A.), INC., INVESCO DISTRIBUTORS, INC., A I M ADVISORS, INC., and A I M DISTRIBUTORS, INC.,

Defendants.

Case No. 04 CV 978

Affidavit of Kevin M. Carome
in Support of
<u>Motion to Transfer: § 1404(a)</u>

State of Texas)
) ss.:
County of Harris)

Kevin M. Carome, being duly sworn, deposes and says:

1. I am Senior Vice President, Secretary and General Counsel of A I M Advisors, Inc., Vice President of A I M Distributors, Inc. (collectively referred to as "AIM") and Director and Vice President of INVESCO Distributors, Inc. which are the investment adviser, distributor and former distributor, respectively, to the mutual funds whose fees are challenged in this action. I have personal knowledge of the facts set forth in this affidavit or have had others who report to me collect the information for me. I have reviewed that information and believe it to be true and correct.

2. I submit this affidavit in support of defendants' motion under 28 U.S.C. ' 1404(a) to transfer this action from the Middle District of Florida to the Southern District of Texas. Set forth hereinbelow are the facts which support transfer of this action:

3. No defendant or mutual fund involved in this action has offices in the Middle District of Florida. By contrast, the principal offices of AIM and the mutual funds involved in this action are in Houston, Texas, within the Southern District of Texas. The operations of INVESCO Funds Group, Inc. and INVESCO Distributors, Inc. ("INVESCO"), two of the three other defendants in this case, were, during 2003 and 2004, largely integrated into and subsumed by AIM, which is based in Houston, Texas. INVESCO Institutional (N.A.), Inc., the remaining defendant, is headquartered in Atlanta, Georgia.

4. Of the approximately 2300 employees of AIM, only six (all wholesalers) reside or work in the Middle District of Florida and none of these six are pertinent to this lawsuit. The great majority of all employees of AIM reside and work in the Southern District of Texas.

5. None of the challenged conduct took place in the Middle District of Florida. Specifically, none of the negotiations for the advisory and distribution agreements at issue in this case occurred in the Middle District of Florida. None of the challenged advisory and distribution fees were paid to INVESCO or AIM in the Middle District of Florida.

6. None of the officers or employees who are presently expected to testify in this action is based in the Middle District of Florida. Most of those officers and employees reside and/or work in the Southern District of Texas. A trial in the Southern District of Texas will be far more convenient for them. Furthermore, defendants intend to call at least one former employee (no longer under their control) to testify. That person resides in the Southern District of Texas. A trial in the Southern District of Texas will obviously be much more convenient for her, and defendants will be able to subpoena her to testify at trial. The opposite would be true for a trial in the Middle District of Florida. Attached hereto as Exhibit A are the names and addresses of the witnesses presently expected to testify at trial and the subject matter of their testimony.

7. Similarly, none of the disinterested trustees of the involved mutual funds who will testify in this action resides or works in the Middle District of Florida. See Exhibit A.

8. No meeting of the Board of Trustees of the mutual funds was held in the Middle District of Florida. No decisions about the fees paid by those mutual funds were made in the Middle District of Florida, and no pertinent records of defendants and the mutual funds relating to the challenged fees and services are maintained in the Middle District of Florida. Rather, the vast bulk of those records are now lodged in the Southern District of Texas.

9. Finally, I am advised by our attorneys that transfer of this action to the Southern District of Texas should not result in any delay in the trial of this action. I am advised that for the year ending September 30, 2003: (1) the median time from filing to trial for civil actions in the Middle District of Florida was 20.2 months, while the median time in the Southern District of Texas was 20.8 months; and (2) in the year ending September 30, 2003, the calendar in the Middle District of Florida grew at approximately twice the rate of the calendar in the Southern District of Texas.

Conclusion

I respectfully request that the Court transfer this action to the Southern District of Texas.

[signature]
Kevin M. Carome

Subscribed and sworn to before me
this 28th day of May, 2004.

[signature]
Notary Public

CYNTHIA L. THOMPSON
MY COMMISSION EXPIRES
February 15, 2007

EXHIBIT A

Witness List

Name	Location	Position	Subject
Mary J. Benson	Houston, Texas	Assistant Fund Accounting Controller, AIM Advisors, AIM Distributors	Advisory and Distribution Fees
Gene Needles	Houston, Texas	Director – Retail Marketing, AIM Distributors	Nature and Quality of Distribution Services
Dawn M. Hawley	Houston, Texas	Chief Financial Officer, AIM Advisors, AIM Distributors	Profitability
David E. Hessel	Houston, Texas	Finance Director, AIM Advisors, AIM Distributors	Profitability
Sheri Steward Morris	Houston, Texas	Assistant Fund Accounting Controller, AIM Advisors, AIM Distributors	Advisory and Distribution Fees
Dana R. Sutton	Houston, Texas	Former Director – Fund Administration, AIM Advisors, AIM Distributors	Advisory and Distribution Fees
Sidney M. Dilgren	Houston, Texas	Director – Fund Administration, AIM Advisors, AIM Distributors	Advisory and Distribution Fees
Robert Baker	Castle Rock, Colorado	Disinterested Trustee of AIM and INVESCO Funds (formerly, solely a Disinterested Trustee of INVESCO Funds)	Board of Trustees' consideration of advisory and distribution agreements and Rule 12b-1 Plans
James Bunch	Denver, Colorado	Disinterested Trustee of AIM and INVESCO Funds (formerly, solely a Disinterested Trustee of INVESCO Funds)	Board of Trustees' consideration of advisory and distribution agreements and Rule 12b-1 Plans
Robert H. Graham	Houston, Texas	Chairman of the Board of Trustees, Chairman of AIM and Trustee of AIM Funds	Board of Trustees' consideration of advisory and distribution agreements and Rule 12b-1 Plans
Mark H. Williamson	Houston, Texas -- (3 days/week) Atlanta, Georgia – (2 days/week)	Chief Executive Officer of AIM and Trustee of AIM Funds	Board of Trustees' consideration of advisory and distribution agreements and Rule 12b-1 Plans
Gary K. Wendler	Houston, Texas	Market Research and Analysis Manager	Fund Performance Analysis
Ronald Grooms	Denver, Colorado	Former Senior Vice President Treasurer	Advisory and Distribution Fees

UNITED STATES DISTRICT COURT
MIDDLE DISTRICT OF FLORIDA
TAMPA DIVISION

04 JUN -2 PM 3:16

MIDDLE DISTRICT OF FLORIDA
TAMPA, FLORIDA

DOLORES BERDAT, MARVIN HUNT, MADELINE HUNT, RANDAL C. BREVER, and RHONDA LECURU,

Plaintiffs,

-against-

INVESCO FUNDS GROUP, INC., INVESCO INSTITUTIONAL (N.A.), INC., INVESCO DISTRIBUTORS, INC., A I M ADVISORS, INC., and A I M DISTRIBUTORS, INC.,

Defendants.

Case No. 04 CV 978

DEFENDANTS' MOTION TO TRANSFER PURSUANT TO 28 U.S.C. § 1404(a) AND INCORPORATED MEMORANDUM IN SUPPORT

AKERMAN SENTERFITT
100 South Ashley Drive, Suite 1500
Tampa, Florida 33602-5311
Tel.: (813) 223-7333
Fax: (813) 223-2837

-and-

POLLACK & KAMINSKY
114 West 47th Street
New York, New York 10036
Tel.: (212) 575-4700
Fax: (212) 575-6560

Attorneys for Defendants
INVESCO Funds Group, Inc.,
INVESCO Institutional (N.A.), Inc.,
INVESCO Distributors, Inc.,
A I M Advisors, Inc. and
A I M Distributors, Inc.

Preliminary Statement

This is a derivative action brought under § 36(b) and Rule 12b-1 of the Investment Company Act of 1940 by shareholders of several mutual funds, allegedly on behalf of those mutual funds, claiming excessive advisory and distribution fees.

Defendants INVESCO Funds Group, Inc., INVESCO Distributors, Inc. and INVESCO Institutional (N.A.) Inc. (collectively sometimes "INVESCO"), A I M Advisors, Inc. and A I M Distributors, Inc. (collectively sometimes "AIM") move, pursuant to 28 U.S.C. § 1404(a), to transfer this action to the United States District Court for the Southern District of Texas.

INVESCO Funds Group, Inc. and INVESCO Distributors, Inc. are essentially no longer functioning entities; their activities are now substantially all performed by AIM in Houston, Texas. INVESCO Institutional (N.A.) Inc. is based in Denver, Colorado and Atlanta, Georgia.

The Court should transfer this action to the Southern District of Texas because that is the location of AIM's principal place of business as well as that of all the Funds involved in this derivative lawsuit. In addition, it is the location of most of the pertinent witnesses and the vast bulk of the pertinent documents. By way of contrast, this action has no meaningful connection to the Middle District of Florida.

This Court's recent decision in Roy v. Alliance Capital Management, L.P., 2002 U.S. Dist. LEXIS 26660 at 8-11 (M.D. Fla. 2002) (Bucklew, J.), provides guidance on this motion. The Court, after invoking the "first-filed" rule, went on to hold:

> "The Court further finds that the action should be transferred for the convenience of the parties and witnesses and in the interests of justice. First, Defendant asserts that potential witnesses include its employees with direct knowledge of the Fund's investments in Enron, Defendant's directors and senior officers – of whom the vast majority reside in the New York City/New Jersey metropolitan area. Defendant asserts that none of these potential witnesses have any

> connection to the Middle District of Florida . . .
>
> Second, the vast majority of documents relevant to this case are located at offices in the New York City/New Jersey metropolitan area, or in Minnesota . . .
>
> Finally, the interests of justice require that this Court transfer the action to the District of New Jersey. The Supreme Court has stated that §1404(a) was intended to prevent 'unnecessary inconvenience and expense to parties, witnesses, and the public.' Although transferring the case will undoubtedly inconvenience Plaintiff, the inconvenience the transfer will impose upon her does not compare to that which would be imposed upon Defendant if the case were to remain pending in this Court. In light of the fact that this case is a derivative action, it is highly unlikely that Plaintiff's presence 'would help to make whatever case can be made [on] behalf of the corporation.' Koster v.(American) Lumbermens Mut. Cas. Co., 330 U.S. 518, 525, 91 L. Ed. 1067, 67 S. Ct. 828 (1947). Plaintiff has not indicated that she possesses any information which would be helpful to the resolution of the matters at issue in the case at bar, nor has she indicated that she intends to serve as a witness at trial. As such, it appears that the burden on Defendant in having to defend this action in this Court would be much greater than that which will be imposed upon Plaintiff in pursuing this case in the District of New Jersey."

Here, these same considerations obtain, and the result should be the same: transfer to the district where the witnesses and documents are located, the Southern District of Texas.

Relevant Facts

No defendant has an office or a place of business in the Middle District of Florida. No prospective witness resides or works in the Middle District of Florida. No documents or records of a defendant are maintained in the Middle District of Florida. Of the approximately 2300 employees of AIM and its affiliates, only six[1] reside or work in the Middle District of Florida. None of the fee negotiations at issue occurred in the Middle District of Florida.

By contrast, the defendants have their principal places of business in the Southern District of

[1] The six are all wholesalers working out of their homes, and they are irrelevant to the claims in this case.

Texas or, in the case of INVESCO Institutional (N.A.), in the Northern District of Georgia. The mutual funds involved in the case are all located in the Southern District of Texas. The majority of non-party witnesses and party witnesses pertinent to this case reside and work in the Southern District of Texas (and specifically, in Houston, the location of the principal courthouse for the Southern District of Texas) or in and around Denver, Colorado. None are in the Middle District of Florida. The Southern District of Texas is, thus, far more convenient than the Middle District of Florida for party and non-party witnesses. The Southern District of Texas also appears to have a somewhat lighter trial calendar than the Middle District of Florida.

Finally, it is beyond dispute that this action could have initially been brought in the Southern District of Texas.

The Legal Standard: § 1404(a)

28 U.S.C. § 1404(a) provides: "For the convenience of parties and witnesses, in the interest of justice, a district court may transfer any civil action to any other district or division where it might have been brought."

ARGUMENT

This action should be transferred to the Southern District of Texas

In Roy, supra pp. 1-2, at *5, this Court considered the following factors:

> "1) plaintiff's initial choice of forum; 2) convenience of the parties and witnesses; 3) ease of access to sources of proof; 4) ability to obtain witnesses; 5) location of relevant documents; 6) and all other practical problems that make trial of the case easy, expeditious, and inexpensive."

Here, those factors demonstrate that the Southern District of Texas is a far more convenient forum, and the interests of justice will best be served by a transfer of the action to that district.

1. **plaintiffs' initial choice of forum** – Since plaintiffs are suing derivatively, and the real parties in interest are the mutual funds, the plaintiffs' initial choice of forum is entitled to little or no weight on this motion. Roy at *10; Koster v. (American) Lumbermen Mut. Cas. Co., 330 U.S. 518, 524 (1947) (claim of named plaintiff in derivative action that "a forum is appropriate merely because it is his home forum is considerably weakened"). In addition, plaintiffs' initial choice of forum should be accorded little or no weight because their testimony will play no role in the adjudication of the claims – they are challenging fee negotiations of which they, admittedly, have no first-hand knowledge. Furthermore, "there is no special relation between this community and the alleged occurrences." Roy, at *10-11; Moghaddam v. Dunkin Donuts, Inc., 2002 U.S. Dist. LEXIS 14952, at *7 (S.D. Fla. August 13, 2002) ("a plaintiff's choice of forum will be afforded less deference when [as here] the operative facts underlying the action occurred outside the district chosen by the plaintiff") (Zloch, J.). Thus, plaintiffs' choice of forum is plainly secondary to the convenience of the non-party witnesses and defendants whose testimony will be critical to the determination of this action.

2. **convenience of parties and witnesses** — A trial in Houston would be more convenient both for defendants and most of the non-party witnesses. Most of the pertinent witnesses — the officers and employees of defendants with direct knowledge about the negotiations and the fees involved in this action — reside and work in the Southern District of Texas. Thus, no travel will be required of these witnesses to attend the trial. This would not be the case if the trial were held in the Middle District of Florida. Response Reward Systems, L.C. v. Meijer, 189 F. Supp. 2d 1332, 1340 (M.D. Fla. 2002); Central Money Mortgage Co. [IMC],

Inc. v. Holman, 122 F. Supp. 2d 1345, 1346 (M.D. Fla. 2000) ("convenience of witnesses is given more weight when considering transfer of venue"); Cortez v. First City National Bank of Houston, 735 F. Supp. 1021, 1024 (M.D. Fla. 1990) (transfer to Southern District of Texas); Bullard v. The Northern Trust Co., 1992 U.S. Dist. LEXIS 9229 at **3-4 (M.D. Fla. June 19, 1992); Prentice v. Prentice Colour, Inc., 779 F. Supp. 578 (M.D. Fla. 1991).

At a trial in Houston, most of the witnesses could continue their work without significant disruption. The opposite would be true for a trial in the Middle District of Florida. Defendants have no office there. The attendance of AIM personnel at a trial in Florida would require them to be absent from their work in Houston for a period of time. Obviously, any disruption in the work of the persons managing the various mutual funds because of travel would be a detriment to those mutual funds and their shareholders. See, e.g. Response Reward Systems, 189 F. Supp. 2d at 1340; Trans-United Indus., Inc. v. Renard Lin. & Rug Co., 212 F. Supp. 373 (W.D. Pa. 1962).

Finally, as already noted, plaintiffs will not be providing meaningful testimony at the trial since they, admittedly, have no first-hand knowledge of the advisory or distribution fee negotiations at issue.

3. **ease of access to sources of proof** — AIM and the Funds involved in this action are located in the Southern District of Texas. They have no offices in the Middle District of Florida. None of the events or transactions material to the claims against defendants occurred in the Middle District of Florida. The vast majority of the records of the meetings at issue are now in Houston, Texas. Powercerv Technologies Corp. v. Ovid Technologies, Inc., 993 F. Supp. 1467, 1470 (M.D. Fla.1998); New England Machinery, Inc. v. Conagra Petproducts Co., 827 F. Supp. 732, 735 (M.D. Fla. 1993).

4. **ability to obtain witnesses** — At least one former employee whom defendants

intend to call as a witness resides in the Southern District of Texas (see Carome Affidavit). Transfer to the Southern District of Texas would help ensure that trial subpoenas will be effective and that those witnesses will appear at trial. Windmere Corp. v. Remington Products, Inc., 617 F.Supp. 8, 11 (S.D. Fla. 1985). By way of contrast, a subpoena issued for a trial in the Middle District of Florida would be ineffective to procure the presence of those witnesses.

5. **location of relevant documents** — Defendants do not maintain any of their documents or records in the Middle District of Florida. Substantially all relevant documents and records are now in the Southern District of Texas. Response Reward Systems, 189 F. Supp. 2d at 1340; Money Mortgage Co., 122 F. Supp. 2d at 1347; Jewelmasters, Inc. v. May Dept. Stores Co., 840 F.Supp. 893, 895-96 (S.D. Fla. 1993); Cortez, 735 F. Supp. at 1024.

6. **all other practical problems** –

expeditious prosecution of action – This action will, in all likelihood, be resolved more quickly if transferred. Though the median time from filing to trial is virtually identical in the two districts[2], the Middle District of Florida has seen its calendar grow at about twice the rate of the calendar in the Southern District of Texas over the last year. At the very least, there should be no greater delay in reaching trial in the Southern District of Texas.

the Court's familiarity with the applicable law – Florida law is not involved in this action. The Southern District of Texas is qualified to apply the governing law, i.e. the Investment Company Act of 1940.

financial ability to bear cost of transfer — This action was commenced recently (in May 2004). At this early stage, it is not likely that plaintiffs have made material expenditures

[2] For 2003 it was 20.8 months in the Southern District of Texas while it was 20.2 months in the Middle District of Florida (www.uscourts.gov./library/statistical reports).

of time or money. Transfer will not impose on them any significant additional cost or cause any loss of expenditures already made. Indeed, if depositions of the plaintiffs are required, which is uncertain at this point, defendants agree to depose them in Florida. By contrast, a transfer will be materially helpful to defendants since they will not have to pay costs of the air and ground transportation and hotels and meals for numerous witnesses.

In sum, the pertinent factors all support transfer of this action to the Southern District of Texas.

* * *

Other courts have routinely transferred cases under § 36(b) of the Investment Company Act to the districts where the Fund complexes were headquartered. Of these, the most significant is Nelson v. A I M Advisors, Inc., 2002 US Dist. LEXIS 5101, at **3-5 (S.D. Ill. March 8, 2002). There, the Court transferred an action against these same AIM defendants to the Southern District of Texas since the Southern District of Texas was the district where the AIM defendants were headquartered, where the witnesses and the relevant documents were located, where the relevant events occurred and where unwilling witnesses would be subject to the subpoena power of the Court. For other mutual fund cases so holding, see e.g.: Cullen v. Templeton Growth Fund, Inc. and Templeton Global Advisors, 03-CV-0859-MR (S.D. Ill. March 29, 2004); Green v. Fund Asset Management L.P., No. 96 11276-NG (D.Mass. July 15, 1997); Krinsk v. Fund Asset Management, Inc., No. 85-1268-GT (CM) (S.D. Cal. Oct. 10, 1985).

Conclusion

For the foregoing reasons, Defendants INVESCO and AIM respectfully request that this Court transfer this action to the United States District Court for the Southern District of Texas.

Dated: June 1, 2004

Respectfully submitted,

AKERMAN SENTERFITT

by [signature]
Joseph W. Hatchett
Florida Bar No. 034486
Margaret D. Mathews
Florida Bar No. 348430
100 South Ashley Drive, Suite 1500
Tampa, Florida 33602-5311
Tel.: (813) 223-7333
Fax: (813) 223-2837

-and-

POLLACK & KAMINSKY
Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
114 West 47th Street, Suite 1900
New York, New York 10036
Tel.: (212) 575-4700
Fax: (212) 575-6560

Attorneys for Defendants
INVESCO Funds Group, Inc.,
INVESCO Institutional (N.A.), Inc.,
INVESCO Distributors, Inc.,
A I M Advisors, Inc. and
A I M Distributors, Inc.

CERTIFICATE OF COMPLIANCE

The undersigned counsel certifies that she has conferred with Guy M. Burns, counsel for the Plaintiffs regarding resolution of the motion. At this time, Plaintiffs are considering whether to agree and therefore no resolution has been reached on the disposition of the motion.

Respectfully submitted,

AKERMAN SENTERFITT

By: [signature]
Joseph W. Hatchett
Florida Bar #034486
Margaret D. Mathews
Florida Bar #348430
100 South Ashley Drive, Suite 1500
Tampa, Florida 33602
Tel.: (813) 223-7333
Fax: (813) 223-2837

-and-

POLLACK & KAMINSKY
Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
114 West 47th Street, Suite 1900
New York, New York 10036
Tel.: (212) 575-4700
Fax: (212) 575-6560
Attorneys for Defendants:
Invesco Funds Group, Inc., Invesco Institutional (N.A.), Inc., Invesco Distributors, Inc., A I M Advisors, Inc. and A I M Distributors, Inc.

CERTIFICATE OF SERVICE

I HEREBY CERTIFY that a true and correct copy of the foregoing has been furnished by U.S. Mail delivery to the following on this 2nd day of June, 2004:

Guy M. Burns, Esquire
Jonathan S. Coleman, Esquire
Becky Ferrell-Anton, Esquire
JOHNSON, POPE, ET AL.
100 N. Tampa Street, Suite 1800
Tampa, Florida 33602
Attorneys for Plaintiffs

Michael J. Brickman, Esquire
James C. Bradley, Esquire
Nina H. Fields, Esquire
RICHARDSON, PATRICK ET AL.
174 East Bay Street
Charleston, SC 29401
Attorneys for Plaintiffs

Lynn Lincoln Sarko, Esquire
Michael D. Woerner, Esquire
Gretchen F. Cappio, Esquire
KELLER ROHRBACK, LLP
1201 Third Avenue, Suite 3200
Seattle, WA 98101
Attorneys for Plaintiffs

Margaret D. Mathers
Attorney

UNITED STATES DISTRICT COURT
MIDDLE DISTRICT OF FLORIDA
TAMPA DIVISION

04 JUN -2 PM 3: 17

MIDDLE DISTRICT OF FLORIDA
TAMPA, FLORIDA

DOLORES BERDAT, MARVIN HUNT
MADELINE HUNT, RANDAL C.
BREVER, and RHONDA LECURU,

Plaintiffs,

CASE NO.: 8:04-CV-978-T24-TBM

v.

INVESCO FUNDS GROUP, INC.,
INVESCO INSTITUTIONAL (N.A.),
INC., INVESCO DISTRIBUTORS,
INC., A I M ADVISORS, INC., and
A I M DISTRIBUTORS, INC.

______________________________/

AGREED MOTION FOR EXTENSION OF TIME
TO RESPOND TO COMPLAINT AND MEMORANDUM OF LAW

Defendants, Invesco Funds Group, Inc. ("Funds"), Invesco Institutional (N.A.), Inc. ("Institutional"), Invesco Distributors, Inc. ("Distributors"), AIM Advisors, Inc., and AIM Distributors, Inc. (collectively "Defendants") hereby submit this Agreed Motion for Extension of time to Respond to Complaint and Memorandum of Law.

1. "Funds" and "Institutional" were served with the Complaint in this matter on May 11, 2004. "Distributors" was served on May 10, 2004. Aim Advisors was served on May 11, 2004 and AIM Distributors on May 17, 2004.

2. Counsel for the parties engaged in discussions after service of the Complaint regarding issues related to the further handling of this matter.

3. The parties have agreed to an extension of time up to and including June 30, 2004, within which Defendants may serve their response.

NOTICE OF COMPLIANCE WITH LOCAL RULE 3.01(g)

Pursuant to Local Rule 3.01(g), counsel for the parties have conferred, and Guy M. Burns, counsel for Plaintiffs, has agreed to the relief sought in this motion.

MEMORANDUM OF LAW

Pursuant to Local Rule 3.01(a), Defendants submit the following Memorandum of Law in Support of the Agreed Motion to Extend Time to Respond to Plaintiffs' Complaint. Counsel for Defendants and Counsel for Plaintiffs, after service of the Complaint, agreed to an extension time up to and including June 30, 2004, for Defendants to serve their response to the Complaint. Defendants seek this extension in good faith and upon agreement with counsel for Plaintiffs.

The applicable rules of procedure governing this action permit this Court, in its discretion to enlarge a period of time "for cause" when a request is made prior to the expiration of time originally allowed. Fed. R. Civ. P. 6(b). The foregoing allegations constitute such cause and would justify the exercise of this Court's discretion to grant this Agreed Motion.

WHEREFORE, Defendants respectfully request that this Court enter an Order allowing Defendants up to and including June 30, 2004, within which to serve their response to the Complaint.

Respectfully submitted,

AKERMAN SENTERFITT

By: Margaret D. Mathews
Joseph W. Hatchett
Florida Bar #034486
Margaret D. Mathews
Florida Bar #348430
100 South Ashley Drive, Suite 1500
Tampa, Florida 33602
Tel.: (813) 223-7333
Fax: (813) 223-2837

-and-

POLLACK & KAMINSKY
Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
114 West 47th Street, Suite 1900
New York, New York 10036
Tel.: (212) 575-4700
Fax: (212) 575-6560
Attorneys for Defendants:
Invesco Funds Group, Inc., Invesco Institutional (N.A.), Inc., Invesco Distributors, Inc., A I M Advisors, Inc. and A I M Distributors, Inc.

CERTIFICATE OF SERVICE

I HEREBY CERTIFY that a true and correct copy of the foregoing has been furnished by U.S. Mail delivery to the following on this 2nd day of June, 2004.

Guy M. Burns, Esquire
Jonathan S. Coleman, Esquire
Becky Ferrell-Anton, Esquire
JOHNSON, POPE, ET AL.
100 N. Tampa Street, Suite 1800
Tampa, Florida 33602
Attorneys for Plaintiffs

Michael J. Brickman, Esquire
James C. Bradley, Esquire
Nina H. Fields, Esquire
RICHARDSON, PATRICK ET AL.
174 East Bay Street
Charleston, SC 29401
Attorneys for Plaintiffs

Lynn Lincoln Sarko, Esquire
Michael D. Woerner, Esquire
Gretchen F. Cappio, Esquire
KELLER ROHRBACK, LLP
1201 Third Avenue, Suite 3200
Seattle, WA 98101
Attorneys for Plaintiffs

Margaret D. Mathews
Attorney

RECEIVED

UNITED STATES DISTRICT COURT
MIDDLE DISTRICT OF FLORIDA
TAMPA DIVISION

04 JUN -2 PM 3:17

MIDDLE DISTRICT OF FLORIDA
TAMPA, FLORIDA

DOLORES BERDAT, MARVIN HUNT
MADELINE HUNT, RANDAL C.
BREVER, and RHONDA LECURU,

Plaintiffs,

CASE NO.: 8:04-CV-978-T24-TBM

v.

INVESCO FUNDS GROUP, INC.,
INVESCO INSTITUTIONAL (N.A.),
INC., INVESCO DISTRIBUTORS,
INC., AIM ADVISORS, INC., and
AIM DISTRIBUTORS, INC.

_______________________________________/

NOTICE OF FILING PROPOSED ORDER

Defendants, Invesco Funds Group, Inc., Invesco Institutional (N.A.), Inc., Invesco Distributors, Inc., AIM Advisors, Inc. and AIM Distributors, Inc. hereby give notice of filing the proposed Order on Motion to Transfer Pursuant to 28 U.S.C. §1404(a).

Respectfully submitted,

AKERMAN SENTERFITT

By: Margaret D. Mathews
Joseph W. Hatchett
Florida Bar #034486
Margaret D. Mathews
Florida Bar #348430
100 South Ashley Drive, Suite 1500
Tampa, Florida 33602
Tel.: (813) 223-7333
Fax: (813) 223-2837

-and-

POLLACK & KAMINSKY
Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
114 West 47th Street, Suite 1900
New York, New York 10036
Tel.: (212) 575-4700
Fax: (212) 575-6560
Attorneys for Defendants:
Invesco Funds Group, Inc., Invesco Institutional (N.A.), Inc., Invesco Distributors, Inc., A I M Advisors, Inc. and A I M Distributors, Inc.

CERTIFICATE OF SERVICE

I HEREBY CERTIFY that a true and correct copy of the foregoing has been furnished by U.S. Mail delivery to the following on this 2nd day of June, 2004.

Guy M. Burns, Esquire
Jonathan S. Coleman, Esquire
Becky Ferrell-Anton, Esquire
JOHNSON, POPE, ET AL.
100 N. Tampa Street, Suite 1800
Tampa, Florida 33602
Attorneys for Plaintiffs

Michael J. Brickman, Esquire
James C. Bradley, Esquire
Nina H. Fields, Esquire
RICHARDSON, PATRICK ET AL.
174 East Bay Street
Charleston, SC 29401
Attorneys for Plaintiffs

Lynn Lincoln Sarko, Esquire
Michael D. Woerner, Esquire
Gretchen F. Cappio, Esquire
KELLER ROHRBACK, LLP
1201 Third Avenue, Suite 3200
Seattle, WA 98101
Attorneys for Plaintiffs

Margaret S. Mathers
Attorney

UNITED STATES DISTRICT COURT
MIDDLE DISTRICT OF FLORIDA
TAMPA DIVISION

DOLORES BERDAT, MARVIN HUNT, MADELINE HUNT, RANDAL C. BREVER, and RHONDA LECURU,

Plaintiffs,

-against-

INVESCO FUNDS GROUP, INC., INVESCO INSTITUTIONAL (N.A.), INC., INVESCO DISTRIBUTORS, INC., A I M ADVISORS, INC., and A I M DISTRIBUTORS, INC.,

Defendants.

Case No. 04 CV 978

ORDER

The Court finds that this action should be transferred to the Southern District of Texas pursuant to 28 U.S.C. § 1404(a) for the following reasons: (1) the Southern District of Texas is a more convenient forum for defendants A I M Advisors, Inc. and A I M Distributors, Inc., both of which have their headquarters in the Southern District of Texas; (2) it is undisputed that the activities of defendants INVESCO Funds Group, Inc. and INVESCO Distributors, Inc. essentially are now all substantially performed by AIM in the Southern District of Texas; (3) INVESCO Institutional (N.A.), Inc., the remaining defendant, has its headquarters in the Northern District of Georgia; (4) the Funds on whose behalf this action is brought have their principal places of business and maintain all relevant documents and records in the Southern District of Texas; (5) the majority of party and non-party witnesses reside and/or work in the Southern District of Texas; and

(6) plaintiffs' initial choice of forum is entitled to little weight in this motion since they are suing derivatively, and the real parties in interest are the Funds.

Moreover, the Court finds that public interest factors – the desirability of resolving controversies where events at issue occurred, the Court's familiarity with the applicable law and expeditious prosecution of the action – favor transfer of this action to the Southern District of Texas. In particular, the Court finds that none of the events material to the claims against defendants occurred in the Middle District of Florida.

Accordingly, the Court transfers this action against INVESCO Funds Group, Inc., INVESCO Institutional (N.A.), Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. and A I M Distributors, Inc. to the United States District Court for the Southern District of Texas pursuant to 28 U.S.C. § 1404(a).

Dated this ___________ day of June, 2004.

____
Susan C. Bucklew
United States District Court

FILED

UNITED STATES DISTRICT COURT
MIDDLE DISTRICT OF FLORIDA
TAMPA DIVISION

04 JUN -2 PM 3:16

CLERK U.S. DISTRICT COURT
MIDDLE DISTRICT OF FLORIDA
TAMPA, FLORIDA

DOLORES BERDAT, MARVIN HUNT
MADELINE HUNT, RANDAL C.
BREVER, and RHONDA LECURU,

Plaintiffs,

CASE NO.: 8:04-CV-978-T24-TBM

v.

INVESCO FUNDS GROUP, INC.,
INVESCO INSTITUTIONAL (N.A.),
INC., INVESCO DISTRIBUTORS,
INC., AIM ADVISORS, INC., and
AIM DISTRIBUTORS, INC.

______________________________/

NOTICE OF FILING AFFIDAVIT

Defendants, Invesco Funds Group, Inc., Invesco Institutional (N.A.), Inc., Invesco Distributors, Inc., AIM Advisors, Inc. and AIM Distributors, Inc. hereby give notice of filing the original Affidavit of Kevin M. Carome in support of their Motion to Transfer Pursuant to 28 U.S.C. §1404(a).

Respectfully submitted,

AKERMAN SENTERFITT

By: Margaret D. Mathews

Joseph W. Hatchett
Florida Bar #034486
Margaret D. Mathews
Florida Bar #348430
100 South Ashley Drive, Suite 1500
Tampa, Florida 33602
Tel.: (813) 223-7333
Fax: (813) 223-2837

-and-

POLLACK & KAMINSKY
Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
114 West 47th Street, Suite 1900
New York, New York 10036
Tel.: (212) 575-4700
Fax: (212) 575-6560
Attorneys for Defendants:
Invesco Funds Group, Inc., Invesco Institutional (N.A.), Inc., Invesco Distributors, Inc., A I M Advisors, Inc. and A I M Distributors, Inc.

CERTIFICATE OF SERVICE

I HEREBY CERTIFY that a true and correct copy of the foregoing has been furnished by U.S. Mail delivery to the following on this 2nd day of June, 2004.

Guy M. Burns, Esquire
Jonathan S. Coleman, Esquire
Becky Ferrell-Anton, Esquire
JOHNSON, POPE, ET AL.
100 N. Tampa Street, Suite 1800
Tampa, Florida 33602
Attorneys for Plaintiffs

Michael J. Brickman, Esquire
James C. Bradley, Esquire
Nina H. Fields, Esquire
RICHARDSON, PATRICK ET AL.
174 East Bay Street
Charleston, SC 29401
Attorneys for Plaintiffs

Lynn Lincoln Sarko, Esquire
Michael D. Woerner, Esquire
Gretchen F. Cappio, Esquire
KELLER ROHRBACK, LLP
1201 Third Avenue, Suite 3200
Seattle, WA 98101
Attorneys for Plaintiffs

Margaret D. Mathews
Attorney

UNITED STATES DISTRICT COURT
MIDDLE DISTRICT OF FLORIDA
TAMPA DIVISION

DOLORES BERDAT, MARVIN HUNT, MADELINE HUNT, RANDAL C. BREVER, and RHONDA LECURU, Plaintiffs, -against- INVESCO FUNDS GROUP, INC., INVESCO INSTITUTIONAL (N.A.), INC., INVESCO DISTRIBUTORS, INC., A I M ADVISORS, INC., and A I M DISTRIBUTORS, INC., Defendants.	Case No. 04 CV 978

Affidavit of Kevin M. Carome
in Support of
<u>Motion to Transfer: § 1404(a)</u>

State of Texas)
) ss.:
County of Harris)

Kevin M. Carome, being duly sworn, deposes and says:

1. I am Senior Vice President, Secretary and General Counsel of A I M Advisors, Inc., Vice President of A I M Distributors, Inc. (collectively referred to as "AIM") and Director and Vice President of INVESCO Distributors, Inc. which are the investment adviser, distributor and former distributor, respectively, to the mutual funds whose fees are challenged in this action. I have personal knowledge of the facts set forth in this affidavit or have had others who report to me collect the information for me. I have reviewed that information and believe it to be true and correct.

2. I submit this affidavit in support of defendants' motion under 28 U.S.C. ' 1404(a) to transfer this action from the Middle District of Florida to the Southern District of Texas. Set forth hereinbelow are the facts which support transfer of this action:

3. No defendant or mutual fund involved in this action has offices in the Middle District of Florida. By contrast, the principal offices of AIM and the mutual funds involved in this action are in Houston, Texas, within the Southern District of Texas. The operations of INVESCO Funds Group, Inc. and INVESCO Distributors, Inc. ("INVESCO"), two of the three other defendants in this case, were, during 2003 and 2004, largely integrated into and subsumed by AIM, which is based in Houston, Texas. INVESCO Institutional (N.A.), Inc., the remaining defendant, is headquartered in Atlanta, Georgia.

4. Of the approximately 2300 employees of AIM, only six (all wholesalers) reside or work in the Middle District of Florida and none of these six are pertinent to this lawsuit. The great majority of all employees of AIM reside and work in the Southern District of Texas.

5. None of the challenged conduct took place in the Middle District of Florida. Specifically, none of the negotiations for the advisory and distribution agreements at issue in this case occurred in the Middle District of Florida. None of the challenged advisory and distribution fees were paid to INVESCO or AIM in the Middle District of Florida.

6. None of the officers or employees who are presently expected to testify in this action is based in the Middle District of Florida. Most of those officers and employees reside and/or work in the Southern District of Texas. A trial in the Southern District of Texas will be far more convenient for them. Furthermore, defendants intend to call at least one former employee (no longer under their control) to testify. That person resides in the Southern District of Texas. A trial in the Southern District of Texas will obviously be much more convenient for her, and defendants will be able to subpoena her to testify at trial. The opposite would be true for a trial in the Middle District of Florida. Attached hereto as Exhibit A are the names and addresses of the witnesses presently expected to testify at trial and the subject matter of their testimony.

7. Similarly, none of the disinterested trustees of the involved mutual funds who will testify in this action resides or works in the Middle District of Florida. See Exhibit A.

8. No meeting of the Board of Trustees of the mutual funds was held in the Middle District of Florida. No decisions about the fees paid by those mutual funds were made in the Middle District of Florida, and no pertinent records of defendants and the mutual funds relating to the challenged fees and services are maintained in the Middle District of Florida. Rather, the vast bulk of those records are now lodged in the Southern District of Texas.

9. Finally, I am advised by our attorneys that transfer of this action to the Southern District of Texas should not result in any delay in the trial of this action. I am advised that for the year ending September 30, 2003: (1) the median time from filing to trial for civil actions in the Middle District of Florida was 20.2 months, while the median time in the Southern District of Texas was 20.8 months; and (2) in the year ending September 30, 2003, the calendar in the Middle District of Florida grew at approximately twice the rate of the calendar in the Southern District of Texas.

Conclusion

I respectfully request that the Court transfer this action to the Southern District of Texas.

Kevin M. Carome

Subscribed and sworn to before me
this 28th day of May, 2004.

Cynthia L. Thompson
Notary Public

CYNTHIA L. THOMPSON
MY COMMISSION EXPIRES
February 15, 2007

EXHIBIT A

Witness List

Name	Location	Position	Subject
Mary J. Benson	Houston, Texas	Assistant Fund Accounting Controller, AIM Advisors, AIM Distributors	Advisory and Distribution Fees
Gene Needles	Houston, Texas	Director – Retail Marketing, AIM Distributors	Nature and Quality of Distribution Services
Dawn M. Hawley	Houston, Texas	Chief Financial Officer, AIM Advisors, AIM Distributors	Profitability
David E. Hessel	Houston, Texas	Finance Director, AIM Advisors, AIM Distributors	Profitability
Sheri Steward Morris	Houston, Texas	Assistant Fund Accounting Controller, AIM Advisors, AIM Distributors	Advisory and Distribution Fees
Dana R. Sutton	Houston, Texas	Former Director – Fund Administration, AIM Advisors, AIM Distributors	Advisory and Distribution Fees
Sidney M. Dilgren	Houston, Texas	Director – Fund Administration, AIM Advisors, AIM Distributors	Advisory and Distribution Fees
Robert Baker	Castle Rock, Colorado	Disinterested Trustee of AIM and INVESCO Funds (formerly, solely a Disinterested Trustee of INVESCO Funds)	Board of Trustees' consideration of advisory and distribution agreements and Rule 12b-1 Plans
James Bunch	Denver, Colorado	Disinterested Trustee of AIM and INVESCO Funds (formerly, solely a Disinterested Trustee of INVESCO Funds)	Board of Trustees' consideration of advisory and distribution agreements and Rule 12b-1 Plans
Robert H. Graham	Houston, Texas	Chairman of the Board of Trustees, Chairman of AIM and Trustee of AIM Funds	Board of Trustees' consideration of advisory and distribution agreements and Rule 12b-1 Plans
Mark H. Williamson	Houston, Texas -- (3 days/week) Atlanta, Georgia – (2 days/week)	Chief Executive Officer of AIM and Trustee of AIM Funds	Board of Trustees' consideration of advisory and distribution agreements and Rule 12b-1 Plans
Gary K. Wendler	Houston, Texas	Market Research and Analysis Manager	Fund Performance Analysis
Ronald Grooms	Denver, Colorado	Former Senior Vice President Treasurer	Advisory and Distribution Fees

UNITED STATES DISTRICT COURT
MIDDLE DISTRICT OF FLORIDA
TAMPA DIVISION

DOLORES BERDAT, MARVIN HUNT, MADELINE HUNT, RANDAL C. BREVER, and RHONDA LECURU,

Plaintiffs,

-against-

INVESCO FUNDS GROUP, INC., INVESCO INSTITUTIONAL (N.A.), INC., INVESCO DISTRIBUTORS, INC., A I M ADVISORS, INC., and A I M DISTRIBUTORS, INC.,

Defendants.

Case No. 04 CV 978

DEFENDANTS' MOTION TO TRANSFER PURSUANT TO 28 U.S.C. § 1404(a) AND INCORPORATED MEMORANDUM IN SUPPORT

AKERMAN SENTERFITT
100 South Ashley Drive, Suite 1500
Tampa, Florida 33602-5311
Tel.: (813) 223-7333
Fax: (813) 223-2837

-and-

POLLACK & KAMINSKY
114 West 47th Street
New York, New York 10036
Tel.: (212) 575-4700
Fax: (212) 575-6560

Attorneys for Defendants
INVESCO Funds Group, Inc.,
INVESCO Institutional (N.A.), Inc.,
INVESCO Distributors, Inc.,
A I M Advisors, Inc. and
A I M Distributors, Inc.

Preliminary Statement

This is a derivative action brought under § 36(b) and Rule 12b-1 of the Investment Company Act of 1940 by shareholders of several mutual funds, allegedly on behalf of those mutual funds, claiming excessive advisory and distribution fees.

Defendants INVESCO Funds Group, Inc., INVESCO Distributors, Inc. and INVESCO Institutional (N.A.) Inc. (collectively sometimes "INVESCO"), A I M Advisors, Inc. and A I M Distributors, Inc. (collectively sometimes "AIM") move, pursuant to 28 U.S.C. § 1404(a), to transfer this action to the United States District Court for the Southern District of Texas.

INVESCO Funds Group, Inc. and INVESCO Distributors, Inc. are essentially no longer functioning entities; their activities are now substantially all performed by AIM in Houston, Texas. INVESCO Institutional (N.A.) Inc. is based in Denver, Colorado and Atlanta, Georgia.

The Court should transfer this action to the Southern District of Texas because that is the location of AIM's principal place of business as well as that of all the Funds involved in this derivative lawsuit. In addition, it is the location of most of the pertinent witnesses and the vast bulk of the pertinent documents. By way of contrast, this action has no meaningful connection to the Middle District of Florida.

This Court's recent decision in Roy v. Alliance Capital Management, L.P., 2002 U.S. Dist. LEXIS 26660 at 8-11 (M.D. Fla. 2002) (Bucklew, J.), provides guidance on this motion. The Court, after invoking the "first-filed" rule, went on to hold:

> "The Court further finds that the action should be transferred for the convenience of the parties and witnesses and in the interests of justice. First, Defendant asserts that potential witnesses include its employees with direct knowledge of the Fund's investments in Enron, Defendant's directors and senior officers – of whom the vast majority reside in the New York City/New Jersey metropolitan area. Defendant asserts that none of these potential witnesses have any

> connection to the Middle District of Florida . . .
>
> Second, the vast majority of documents relevant to this case are located at offices in the New York City/New Jersey metropolitan area, or in Minnesota . . .
>
> Finally, the interests of justice require that this Court transfer the action to the District of New Jersey. The Supreme Court has stated that §1404(a) was intended to prevent 'unnecessary inconvenience and expense to parties, witnesses, and the public.' Although transferring the case will undoubtedly inconvenience Plaintiff, the inconvenience the transfer will impose upon her does not compare to that which would be imposed upon Defendant if the case were to remain pending in this Court. In light of the fact that this case is a derivative action, it is highly unlikely that Plaintiff's presence 'would help to make whatever case can be made [on] behalf of the corporation.' Koster v.(American) Lumbermens Mut. Cas. Co., 330 U.S. 518, 525, 91 L. Ed. 1067, 67 S. Ct. 828 (1947). Plaintiff has not indicated that she possesses any information which would be helpful to the resolution of the matters at issue in the case at bar, nor has she indicated that she intends to serve as a witness at trial. As such, it appears that the burden on Defendant in having to defend this action in this Court would be much greater than that which will be imposed upon Plaintiff in pursuing this case in the District of New Jersey."

Here, these same considerations obtain, and the result should be the same: transfer to the district where the witnesses and documents are located, the Southern District of Texas.

Relevant Facts

No defendant has an office or a place of business in the Middle District of Florida. No prospective witness resides or works in the Middle District of Florida. No documents or records of a defendant are maintained in the Middle District of Florida. Of the approximately 2300 employees of AIM and its affiliates, only six[1] reside or work in the Middle District of Florida. None of the fee negotiations at issue occurred in the Middle District of Florida.

By contrast, the defendants have their principal places of business in the Southern District of

[1] The six are all wholesalers working out of their homes, and they are irrelevant to the claims in this case.

Texas or, in the case of INVESCO Institutional (N.A.), in the Northern District of Georgia. The mutual funds involved in the case are all located in the Southern District of Texas. The majority of non-party witnesses and party witnesses pertinent to this case reside and work in the Southern District of Texas (and specifically, in Houston, the location of the principal courthouse for the Southern District of Texas) or in and around Denver, Colorado. None are in the Middle District of Florida. The Southern District of Texas is, thus, far more convenient than the Middle District of Florida for party and non-party witnesses. The Southern District of Texas also appears to have a somewhat lighter trial calendar than the Middle District of Florida.

Finally, it is beyond dispute that this action could have initially been brought in the Southern District of Texas.

The Legal Standard: § 1404(a)

28 U.S.C. § 1404(a) provides: "For the convenience of parties and witnesses, in the interest of justice, a district court may transfer any civil action to any other district or division where it might have been brought."

ARGUMENT

This action should be transferred to the Southern District of Texas

In Roy, supra pp. 1-2, at *5, this Court considered the following factors:

> "1) plaintiff's initial choice of forum; 2) convenience of the parties and witnesses; 3) ease of access to sources of proof; 4) ability to obtain witnesses; 5) location of relevant documents; 6) and all other practical problems that make trial of the case easy, expeditious, and inexpensive."

Here, those factors demonstrate that the Southern District of Texas is a far more convenient forum, and the interests of justice will best be served by a transfer of the action to that district.

1. **plaintiffs' initial choice of forum** – Since plaintiffs are suing derivatively, and the real parties in interest are the mutual funds, the plaintiffs' initial choice of forum is entitled to little or no weight on this motion. Roy at *10; Koster v. (American) Lumbermen Mut. Cas. Co., 330 U.S. 518, 524 (1947) (claim of named plaintiff in derivative action that "a forum is appropriate merely because it is his home forum is considerably weakened"). In addition, plaintiffs' initial choice of forum should be accorded little or no weight because their testimony will play no role in the adjudication of the claims – they are challenging fee negotiations of which they, admittedly, have no first-hand knowledge. Furthermore, "there is no special relation between this community and the alleged occurrences." Roy, at *10-11; Moghaddam v. Dunkin Donuts, Inc., 2002 U.S. Dist. LEXIS 14952, at *7 (S.D. Fla. August 13, 2002) ("a plaintiff's choice of forum will be afforded less deference when [as here] the operative facts underlying the action occurred outside the district chosen by the plaintiff") (Zloch, J.). Thus, plaintiffs' choice of forum is plainly secondary to the convenience of the non-party witnesses and defendants whose testimony will be critical to the determination of this action.

2. **convenience of parties and witnesses** — A trial in Houston would be more convenient both for defendants and most of the non-party witnesses. Most of the pertinent witnesses — the officers and employees of defendants with direct knowledge about the negotiations and the fees involved in this action — reside and work in the Southern District of Texas. Thus, no travel will be required of these witnesses to attend the trial. This would not be the case if the trial were held in the Middle District of Florida. Response Reward Systems, L.C. v. Meijer, 189 F. Supp. 2d 1332, 1340 (M.D. Fla. 2002); Central Money Mortgage Co. [IMC],

Inc. v. Holman, 122 F. Supp. 2d 1345, 1346 (M.D. Fla. 2000) ("convenience of witnesses is given more weight when considering transfer of venue"); Cortez v. First City National Bank of Houston, 735 F. Supp. 1021, 1024 (M.D. Fla. 1990) (transfer to Southern District of Texas); Bullard v. The Northern Trust Co., 1992 U.S. Dist. LEXIS 9229 at **3-4 (M.D. Fla. June 19, 1992); Prentice v. Prentice Colour, Inc., 779 F. Supp. 578 (M.D. Fla. 1991).

At a trial in Houston, most of the witnesses could continue their work without significant disruption. The opposite would be true for a trial in the Middle District of Florida. Defendants have no office there. The attendance of AIM personnel at a trial in Florida would require them to be absent from their work in Houston for a period of time. Obviously, any disruption in the work of the persons managing the various mutual funds because of travel would be a detriment to those mutual funds and their shareholders. See, e.g. Response Reward Systems, 189 F. Supp. 2d at 1340; Trans-United Indus., Inc. v. Renard Lin. & Rug Co., 212 F. Supp. 373 (W.D. Pa. 1962).

Finally, as already noted, plaintiffs will not be providing meaningful testimony at the trial since they, admittedly, have no first-hand knowledge of the advisory or distribution fee negotiations at issue.

3. **ease of access to sources of proof** — AIM and the Funds involved in this action are located in the Southern District of Texas. They have no offices in the Middle District of Florida. None of the events or transactions material to the claims against defendants occurred in the Middle District of Florida. The vast majority of the records of the meetings at issue are now in Houston, Texas. Powercerv Technologies Corp. v. Ovid Technologies, Inc., 993 F. Supp. 1467, 1470 (M.D. Fla.1998); New England Machinery, Inc. v. Conagra Petproducts Co., 827 F. Supp. 732, 735 (M.D. Fla. 1993).

4. **ability to obtain witnesses** — At least one former employee whom defendants

intend to call as a witness resides in the Southern District of Texas (see Carome Affidavit). Transfer to the Southern District of Texas would help ensure that trial subpoenas will be effective and that those witnesses will appear at trial. Windmere Corp. v. Remington Products, Inc., 617 F.Supp. 8, 11 (S.D. Fla. 1985). By way of contrast, a subpoena issued for a trial in the Middle District of Florida would be ineffective to procure the presence of those witnesses.

5. **location of relevant documents** — Defendants do not maintain any of their documents or records in the Middle District of Florida. Substantially all relevant documents and records are now in the Southern District of Texas. Response Reward Systems, 189 F. Supp. 2d at 1340; Money Mortgage Co., 122 F. Supp. 2d at 1347; Jewelmasters, Inc. v. May Dept. Stores Co., 840 F.Supp. 893, 895-96 (S.D. Fla. 1993); Cortez, 735 F. Supp. at 1024.

6. **all other practical problems** –

expeditious prosecution of action – This action will, in all likelihood, be resolved more quickly if transferred. Though the median time from filing to trial is virtually identical in the two districts[2], the Middle District of Florida has seen its calendar grow at about twice the rate of the calendar in the Southern District of Texas over the last year. At the very least, there should be no greater delay in reaching trial in the Southern District of Texas.

the Court's familiarity with the applicable law – Florida law is not involved in this action. The Southern District of Texas is qualified to apply the governing law, i.e. the Investment Company Act of 1940.

financial ability to bear cost of transfer — This action was commenced recently (in May 2004). At this early stage, it is not likely that plaintiffs have made material expenditures

[2] For 2003 it was 20.8 months in the Southern District of Texas while it was 20.2 months in the Middle District of Florida (www.uscourts.gov./library/statistical reports).

of time or money. Transfer will not impose on them any significant additional cost or cause any loss of expenditures already made. Indeed, if depositions of the plaintiffs are required, which is uncertain at this point, defendants agree to depose them in Florida. By contrast, a transfer will be materially helpful to defendants since they will not have to pay costs of the air and ground transportation and hotels and meals for numerous witnesses.

In sum, the pertinent factors all support transfer of this action to the Southern District of Texas.

* * *

Other courts have routinely transferred cases under § 36(b) of the Investment Company Act to the districts where the Fund complexes were headquartered. Of these, the most significant is Nelson v. A I M Advisors, Inc., 2002 US Dist. LEXIS 5101, at **3-5 (S.D. Ill. March 8, 2002). There, the Court transferred an action against these same AIM defendants to the Southern District of Texas since the Southern District of Texas was the district where the AIM defendants were headquartered, where the witnesses and the relevant documents were located, where the relevant events occurred and where unwilling witnesses would be subject to the subpoena power of the Court. For other mutual fund cases so holding, see e.g.: Cullen v. Templeton Growth Fund, Inc. and Templeton Global Advisors, 03-CV-0859-MR (S.D. Ill. March 29, 2004); Green v. Fund Asset Management L.P., No. 96 11276-NG (D.Mass. July 15, 1997); Krinsk v. Fund Asset Management, Inc., No. 85-1268-GT (CM) (S.D. Cal. Oct. 10, 1985).

Conclusion

For the foregoing reasons, Defendants INVESCO and AIM respectfully request that this Court transfer this action to the United States District Court for the Southern District of Texas.

Dated: June 1, 2004

Respectfully submitted,

AKERMAN SENTERFITT

by /s/ Joseph W. Hatchett
Joseph W. Hatchett
Florida Bar No. 034486
Margaret D. Mathews
Florida Bar No. 348430
100 South Ashley Drive, Suite 1500
Tampa, Florida 33602-5311
Tel.: (813) 223-7333
Fax: (813) 223-2837

-and-

POLLACK & KAMINSKY
Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
114 West 47th Street, Suite 1900
New York, New York 10036
Tel.: (212) 575-4700
Fax: (212) 575-6560

Attorneys for Defendants
INVESCO Funds Group, Inc.,
INVESCO Institutional (N.A.), Inc.,
INVESCO Distributors, Inc.,
A I M Advisors, Inc. and
A I M Distributors, Inc.

CERTIFICATE OF COMPLIANCE

The undersigned counsel certifies that she has conferred with Guy M. Burns, counsel for the Plaintiffs regarding resolution of the motion. At this time, Plaintiffs are considering whether to agree and therefore no resolution has been reached on the disposition of the motion.

Respectfully submitted,

AKERMAN SENTERFITT

By: Margaret D. Mathews
Joseph W. Hatchett
Florida Bar #034486
Margaret D. Mathews
Florida Bar #348430
100 South Ashley Drive, Suite 1500
Tampa, Florida 33602
Tel.: (813) 223-7333
Fax: (813) 223-2837

-and-

POLLACK & KAMINSKY
Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
114 West 47th Street, Suite 1900
New York, New York 10036
Tel.: (212) 575-4700
Fax: (212) 575-6560
Attorneys for Defendants:
Invesco Funds Group, Inc., Invesco Institutional (N.A.), Inc., Invesco Distributors, Inc., A I M Advisors, Inc. and A I M Distributors, Inc.

CERTIFICATE OF SERVICE

I HEREBY CERTIFY that a true and correct copy of the foregoing has been furnished by U.S. Mail delivery to the following on this 2nd day of June, 2004:

Guy M. Burns, Esquire
Jonathan S. Coleman, Esquire
Becky Ferrell-Anton, Esquire
JOHNSON, POPE, ET AL.
100 N. Tampa Street, Suite 1800
Tampa, Florida 33602
Attorneys for Plaintiffs

Lynn Lincoln Sarko, Esquire
Michael D. Woerner, Esquire
Gretchen F. Cappio, Esquire
KELLER ROHRBACK, LLP
1201 Third Avenue, Suite 3200
Seattle, WA 98101
Attorneys for Plaintiffs

Michael J. Brickman, Esquire
James C. Bradley, Esquire
Nina H. Fields, Esquire
RICHARDSON, PATRICK ET AL.
174 East Bay Street
Charleston, SC 29401
Attorneys for Plaintiffs

Margaret S. Mathers
Attorney